                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                          NOBLE DRILLING CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.10 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  655042 10 9
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                               MICHAEL A. CAWLEY
                                 P.O. Box 2180
                            Ardmore, Oklahoma 73402
                                (405) 223-5810
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              November 14, 1994
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.    [ ]

         Check the following box if a fee is being paid with this Statement.
[ ] (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655042 10 9             Schedule 13D                      Page 2 of 10

(1)      Name of Reporting Person                          The Samuel Roberts Noble Foundation, Inc.
         S.S. or I.R.S. Identification                                                    73-0606209
         No. of Above Person

(2)      Check the Appropriate Box if a                                                     (a)  [ ]
         Member of a Group (See Instructions)                                               (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                                          OO (See Item 3)

(5)      Check Box if Disclosure of Legal                                                        [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                               Oklahoma

     Number of                    (7)     Sole Voting                                      5,474,639
                                          Power
     Shares
                                  (8)     Shared Voting
     Beneficially                         Power

     Owned by Each                (9)     Sole Dispositive                                 5,474,639
                                          Power
     Reporting
                                  (10)    Shared Disposite
     Person with:                         Power

(11)     Aggregate Amount Beneficially Owned                                               5,474,639
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                    [ ]
         Row (11) Excludes Certain Shares (See
         Instructions)

(13)     Percent of Class Represented by                                                        7.0%
         Amount in Row (11)

(14)     Type of Reporting Person (See                                                            CO
         Instructions)


CUSIP No. 655042 10 9            Schedule 13D                      Page 3 of 10


         THIS AMENDMENT NO. 3 TO SCHEDULE 13D amends and restates the items to this Schedule 13D in their entirety to read as follows:

ITEM 1.  SECURITY AND ISSUER

         This statement relates to common stock, par value $.10 per share (the "Common Stock"), of Noble Drilling Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Noble Drilling Corporation, 10370 Richmond Avenue, Suite 400, Houston, Texas 77042.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2(a), (b) and (c)

         This statement is filed by The Samuel Roberts Noble Foundation, Inc. (the "Foundation"), an Oklahoma charitable corporation. The Foundation is engaged in basic plant biology research and agricultural research, demonstration, and consultation and maintains its principal business office at 2510 Sam Noble Parkway, Ardmore, Oklahoma 73401. The business and affairs of the Foundation are managed by its Board of Trustees.

         For information with respect to the identity and background of each executive officer or trustee of the Foundation, see Schedule I attached hereto.

         Item 2(d)

         During the last five years, neither the Foundation nor, to the best of its knowledge, any of its trustees or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Item 2(e)

         During the last five years, neither the Foundation nor, to the best of its knowledge, any of its trustees or executive officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Item 2(f)

         All the executive officers and trustees of the Foundation are U.S. citizens.

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CUSIP No. 655042 10 9            Schedule 13D                      Page 4 of 10



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As explained below in this Item, no consideration was used in the acquisition of the shares of Common Stock beneficially owned by the Foundation.

         Prior to October 1, 1985, the Issuer was a wholly-owned subsidiary of Noble Affiliates, Inc. ("NAI"). Effective as of such date and pursuant to shareholder approval obtained at NAI's 1985 annual meeting, all the outstanding Common Stock was distributed to shareholders of NAI in a tax-free spinoff (the "Spinoff"). At such time, the Foundation, a shareholder of NAI, received 3,715,785 shares of Common Stock. In connection with the Spinoff, NAI and the Issuer entered into a note agreement (the "Note") pursuant to which the Issuer issued its note to NAI in settlement of certain existing intercompany advances from NAI to the Issuer. On February 24, 1987, NAI and the Issuer entered into an agreement (the "Agreement") whereby the Issuer issued and delivered 5,112,782 shares of Common Stock to NAI in exchange for the Note, and NAI immediately distributed the 5,112,782 shares pro rata to its shareholders as a dividend. The Agreement was approved by NAI's shareholders at the 1987 annual meeting of NAI, and the distribution was effected on June 23, 1987. The Foundation received 1,736,416 shares of Common Stock in the distribution. Pursuant to the terms of a merger with the Vivian Bilby Noble Foundation, Inc., effective June 30, 1992, the Foundation acquired, by transfer at no cost, 7,336 shares of Common Stock. On October 12, 1994, the Foundation acquired by gift 15,102 shares of Common Stock.

         If a trustee or an executive officer of the Foundation was a beneficial owner of shares of common stock of NAI on the record date for determining shareholders entitled to receive the Spinoff-distribution or the above-described dividend, respectively, then such person would have received shares of Common Stock on a pro rata basis.

ITEM 4.  PURPOSE OF TRANSACTION

          The shares of Common Stock beneficially owned by the Foundation were received in the Spinoff, the dividend, the merger and the gift described in
Item 3. These shares have at all times been held, and are currently being held, by the Foundation for investment purposes.

         On September 23, 1994, the Issuer filed a Form 8-K with the Securities and Exchange Commission reporting that (i) the merger of Chiles Offshore Corporation with and into a subsidiary of the Issuer was consummated on September 15, 1994 and (ii) the Issuer would, in connection with the merger, issue in exchange for shares of Chiles common stock up to approximately 28,599,000 shares of Common Stock. On November 14, 1994, the Issuer filed its Form 10-Q for the quarter ended September 30, 1994 with the Securities and Exchange Commission in which the Issuer reported that the number of shares of Common Stock outstanding as of November 10, 1994 was 77,811,401. As a result of this merger, and the resulting issuance of shares of Common Stock by the Issuer, the percentage of the Common Stock beneficially

CUSIP No. 655042 10 9            Schedule 13D                      Page 5 of 10


owned by the Foundation has decreased to approximately 7.0% (based on the 77,811,401 shares of Common Stock outstanding as reported by the Issuer).

         To the best of the Foundation's knowledge, all shares of Common Stock received by executive officers or trustees of the Foundation in the Spinoff or the dividend described in Item 3 have at all times been held by them respectively for investment purposes.

         The Foundation does not have any plans or proposals which may relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a) and (b)

The Foundation: The Foundation beneficially owns 5,474,639 shares (approximately 7.0% of the outstanding shares) of the Common Stock. All shares are directly held with sole voting and disposition power.

The Trustees are:

Mary Jane Noble: Ms. Noble beneficially owns 104,079 shares (approximately 0.1% of the outstanding shares) of the Common Stock. 99,259 of said 104,079 shares are owned by Ms. Noble, in her capacity as Trustee of the Sam Noble Trust. The remaining 4,820 shares of the Common Stock are directly held with sole voting and disposition power.

John F. Snodgrass:  Mr. Snodgrass beneficially owns 57,623 shares
(approximately 0.1% of the outstanding shares) of the Common Stock. The 57,623 shares include 55,000 shares attributable to shares of Common Stock not outstanding but subject to currently exercisable options. The remaining 2,623 shares of the Common Stock are directly held with sole voting and disposition power.

Michael A. Cawley: Mr. Cawley beneficially owns 66,183 shares (approximately 0.1% of the outstanding shares) of the Common Stock. The 66,183 shares include 65,000 shares attributable to shares of Common Stock not outstanding but subject to currently exercisable options. The remaining 1,183 shares of the Common Stock are directly held with sole voting and disposition power.

David R. Brown: Dr. Brown beneficially owns 87,081 shares (approximately 0.1% of the outstanding shares) of the Common Stock. The 87,081 shares include 23,845 shares attributable to shares of Common Stock not outstanding but subject to currently convertible preferred stock of the Issuer, as described below. 58,842 of said 87,081 shares are owned directly by a family limited liability company with respect to which Dr. Brown exercises shared voting and disposition power. 4,394 of said 87,081 shares are owned by Dr. Brown in his capacity as a co-trustee.

CUSIP No. 655042 10 9            Schedule 13D                      Page 6 of 10


Additionally, Dr. Brown beneficially owns 4,400 shares of $2.25 Convertible Exchangeable Preferred Stock ("Preferred Stock") of the Issuer. 4,000 of said shares are owned directly by the above-mentioned family limited liability company; 400 of said shares are owned by Dr. Brown in his capacity as a trustee.

Ann Noble Brown: Ms. Brown beneficially owns 80,519 shares (approximately 0.1% of the outstanding shares) of the Common Stock. The 80,519 shares include 21,677 shares attributable to shares of Common Stock not outstanding but subject to currently convertible Preferred Stock, as described below. 58,842 of said 80,519 shares are owned directly by a family limited liability company with respect to which Ms. Brown exercises shared voting and disposition power. Additionally, Ms. Brown beneficially owns 4,000 shares of Preferred Stock, all of which are owned directly by the above-mentioned family limited liability company.

Vivian Noble DuBose: Ms. DuBose beneficially owns 9,103 shares (representing less than 0.1% of the outstanding shares) of the Common Stock. All shares are directly held with sole voting and disposition power.

E.E. Noble: Mr. Noble beneficially owns 8,906 shares (representing less than 0.1% of the outstanding shares) of the Common Stock. All shares are directly held with sole voting and disposition power.

Russell Noble: Mr. Noble beneficially owns 9,222 shares (representing less than 0.1% of the outstanding shares) of the Common Stock. All shares are directly held with sole voting and disposition power.

Bill Goddard: Mr. Goddard beneficially owns 108 shares (representing less than 0.1% of the outstanding shares) of the Common Stock. All shares are directly held with sole voting and disposition power.

The Executive Officers are:

Michael A. Cawley: Mr. Cawley's beneficial ownership of the Common Stock is set forth above in this Item 5 and is incorporated herein by reference.

Larry A. Pulliam: Mr. Pulliam does not beneficially own any shares of the Common Stock.

Elizabeth A. Aldridge: Ms. Aldridge does not beneficially own any shares of the Common Stock.

Robert S. Geurin: Mr. Geurin does not beneficially own any shares of the Common Stock.

Except as disclosed in this Item 5(a) and (b), neither the Foundation nor, to the best of its knowledge, any of its executive officers or trustees, beneficially owns any shares of the Common Stock or has a right to acquire any shares of the Common Stock.
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CUSIP No. 655042 10 9            Schedule 13D                      Page 7 of 10


        Under the rules and regulations of the Securities and Exchange Commission, the 5,474,639 shares beneficially owned by the Foundation are deemed to be "beneficially owned" by the trustees of the Foundation, because they possess shared voting power and investment power with respect thereto. The beneficial ownership reported in this item 5(a) and (b) for the trustees of the Foundation does not include the 5,474,639 shares beneficially owned by the Foundation.

        Item 5(c)

        Neither the Foundation nor, to the best of its knowledge, any of its executive officers or trustees, has effected any transaction in the Common Stock during the past sixty days.

        Item 5(d)

        No person other than the Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Foundation.

        Item 5(e)

        Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except as set forth below in this Item 6, neither the Foundation nor, to the best of its knowledge, any of its executive officers or trustees, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

        Michael A. Cawley, a director of the Issuer, is also the president and chief executive officer and a trustee of the Foundation.

        John F. Snodgrass, a director of the Issuer, is also the president emeritus and a trustee of the Foundation.

        Messrs. Cawley and Snodgrass, as directors of the Issuer, participate in the non-employee director stock option plan of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.
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CUSIP No. 655042 10 9            Schedule 13D                      Page 8 of 10



                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              THE SAMUEL ROBERTS NOBLE
                                              FOUNDATION, INC.


Dated:  February 8, 1995                      By: /S/ MICHAEL A. CAWLEY
                                                 -----------------------------
                                                     Michael A. Cawley
                                                     President and Chief
                                                     Executive Officer

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CUSIP No. 655042 10 9            Schedule 13D                      Page 9 of 10


                           SCHEDULE I TO SCHEDULE 13D


       Filed by The Samuel Roberts Noble Foundation, Inc. ("Foundation")
             With Respect to Noble Drilling Corporation ("Issuer")


                                                TRUSTEE
                                                -------
                                PRESENT                                      PRESENT
NAME                            BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
- ----                            ----------------                             --------------------
Ann Noble Brown                 DAB Oil                                      Homemaker
                                100 West Wilshire,
                                 Suite C3
                                Oklahoma City, OK 73116

David R. Brown                  DAB Oil                                      Private Investor
                                100 West Wilshire,
                                 Suite C3
                                Oklahoma City, OK 73116

Michael A. Cawley               The Samuel Roberts                           President and Chief Executive
                                 Noble Foundation, Inc.                       Officer and Trustee of the
                                P.O. Box 2180                                 Foundation and Director of
                                Ardmore, OK 73402                             the Issuer

Vivian Noble DuBose             P.O. Box 18651                               Private investor
                                Atlanta, GA  30326

Bill Goddard                    Goddard Investment Co.                       President, Goddard
                                P.O. Box 1485                                 Investment Co.
                                Ardmore, OK  73402

Russell Noble                   P.O. Box 1486                                Rancher/Oil and gas
                                Ardmore, OK  73402
                                Canada

E.E. Noble                      P.O. Box 18651                               Private investor
                                Atlanta, GA  30326

Mary Jane Noble                 P.O. Box 1486                                Homemaker
                                Ardmore, OK  73402

CUSIP No. 655042 10 9            Schedule 13D                      Page 10 of 10

                              --------

                                PRESENT                                      PRESENT
NAME                            BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
- ----                            ----------------                             --------------------
John F. Snodgrass               The Samuel Roberts                           President Emeritus and
                                 Noble Foundation, Inc.                       Trustee of the Foundation
                                P.O. Box 2180                                 and Director of the Issuer
                                Ardmore, OK  73402


                                   EXECUTIVE OFFICERS
                                   ------------------
                                PRESENT                                      PRESENT
NAME                            BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
- ----                            ----------------                             --------------------
Michael A. Cawley               The Samuel Roberts                           President and Chief
                                 Noble Foundation, Inc.                       Executive Officer and
                                P.O. Box 2180                                 Trustee of the Foundation
                                Ardmore, OK  73402                            and Director of the Issuer

Larry A. Pulliam                The Samuel Roberts                           Chief Financial Officer,
                                 Noble Foundation, Inc.                       Senior Vice President
                                P.O. Box 2180                                 and Treasurer
                                Ardmore, OK  73402                            of the Foundation

Elizabeth A. Aldridge           The Samuel Roberts                           Secretary of the
                                 Noble Foundation, Inc.                       Foundation
                                P.O. Box 2180
                                Ardmore, OK  73402

Robert S. Geurin                The Samuel Roberts                           Assistant Secretary
                                 Noble Foundation, Inc.                       - Treasurer of the
                                P.O. Box 2180                                 Foundation
                                Ardmore, OK  73402